Exhibit 4.1

Description of Securities Registered Under Section 12 of the Securities Exchange Act of 1934, as amended

As of October 31, 2025, FuelCell Energy, Inc. (the “Company,” “we,” “us,” and “our”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) – our common stock, par value $0.0001 per share.

Description of Common Stock

The following description of our common stock is a summary and does not purport to be complete. It is subject to, and qualified in its entirety by reference to, our Certificate of Incorporation, as amended (our “Certificate of Incorporation”), and our Third Amended and Restated By-laws (our “By-laws”), each of which is filed as an exhibit to our Annual Report on Form 10-K for the fiscal year ended October 31, 2025 and incorporated by reference herein. We encourage you to read our Certificate of Incorporation, our By-laws and the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”) for additional information.

Authorized Capital Stock. Under our Certificate of Incorporation, we are authorized to issue 1,000,000,000 shares of common stock, par value $0.0001 per share, and 250,000 shares of preferred stock, par value $0.01 per share, in one or more series designated by our board of directors, of which 105,875 shares of our preferred stock have been designated as 5% Series B Cumulative Convertible Perpetual Preferred Stock (“Series B Preferred Stock”). As of December 15, 2025, there were 47,736,734 shares of our common stock outstanding.

Voting Rights.  The holders of our common stock have one vote per share. Holders of our common stock are not entitled to vote cumulatively for the election of directors. Generally, matters to be voted on by stockholders (including the election of directors in uncontested elections) must be approved by a majority of the votes properly cast on the matter at a meeting at which a quorum is present, subject to any voting rights granted to holders of any then-outstanding preferred stock. (The voting rights of the outstanding Series B Preferred Stock are described below under the heading “Description of Series B Preferred Stock.”) A plurality voting standard applies in contested director elections (i.e., when the number of nominees for election as directors exceeds the number of directors to be elected at such meeting).

Dividends.  Holders of our common stock will share ratably in any dividends declared by our board of directors, subject to the preferential rights of any of our preferred stock then outstanding. (The dividend rights of the outstanding Series B Preferred Stock are described below under the heading “Description of Series B Preferred Stock.”) Dividends consisting of shares of our common stock may be paid to holders of shares of our common stock. We have never paid a cash dividend on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Liquidation Rights.  In the event of our liquidation, dissolution or winding up, after payment of liabilities and liquidation preferences on any of our preferred stock then outstanding, the holders of shares of our common stock are entitled to share ratably in all assets available for distribution. (The liquidation and other rights of the outstanding Series B Preferred Stock are described below under the heading “Description of Series B Preferred Stock”).

Other Rights.  Holders of shares of our common stock (solely in their capacity as holders of shares of our common stock) have no preemptive rights or rights to convert their shares of our common stock into any other securities. There are no redemption or sinking fund provisions applicable to our common stock.

Listing on The Nasdaq Global Market.  Our common stock is listed on The Nasdaq Global Market under the symbol “FCEL.”

Transfer Agent and Registrar.   The transfer agent and registrar for our common stock is Equiniti Trust Company, LLC.

Description of Series B Preferred Stock

The following description of our Series B Preferred Stock is a summary and does not purport to be complete. It is subject to, and qualified in its entirety by reference to, our Certificate of Incorporation (including the Amended Certificate of Designation for the Series B Preferred Stock (the “Series B Certificate of Designation”)) and our By-laws, each of which is filed as an exhibit to our Annual Report on Form 10-K for the fiscal year ended October 31, 2025 and incorporated by reference herein. We encourage you to read our Certificate of Incorporation, our By-laws and the applicable provisions of the DGCL for additional information.

As of December 15, 2025, there were 64,020 shares of Series B Preferred Stock issued and outstanding.

Ranking.  Shares of our Series B Preferred Stock rank with respect to dividend rights and rights upon our liquidation, winding up or dissolution:

●	senior to shares of our common stock;
●	junior to our debt obligations; and
●	effectively junior to our subsidiaries’ (i) existing and future liabilities and (ii) capital stock held by others.

Dividends. The Series B Preferred Stock pays cumulative annual dividends of $50.00 per share, which are payable quarterly in arrears on February 15, May 15, August 15 and November 15. Dividends accumulate and are cumulative from the date of original issuance. Unpaid accumulated dividends do not bear interest.

The dividend rate is subject to upward adjustment as set forth in the Series B Certificate of Designation if we fail to pay, or to set apart funds to pay, any quarterly dividend on the Series B Preferred Stock.

No dividends or other distributions may be paid or set apart for payment on our common stock (other than a dividend payable solely in shares of a like or junior ranking), nor may any stock junior to or on parity with the Series B Preferred Stock be redeemed, purchased or otherwise acquired for any consideration (or any money paid to or made available for a sinking fund for such stock) by us or on our behalf  (except by conversion into or exchange for shares of a like or junior ranking), unless all accumulated and unpaid dividends on the Series B Preferred Stock have been paid or funds or shares of common stock have been set aside for payment of such accumulated and unpaid dividends.

The dividends on the Series B Preferred Stock will be paid in cash, unless a registered holder elects (pursuant to the procedures set forth in the Series B Certificate of Designation) to receive such dividends in shares of our common stock. Any such shares of common stock paid in lieu of cash dividends will be treated as restricted securities and will not be transferable by the recipient thereof except pursuant to an effective registration statement or pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”).

Liquidation.  The holders of Series B Preferred Stock are entitled to receive, in the event that the Company is liquidated, dissolved or wound up, whether voluntarily or involuntarily, $1,000.00 per share plus all accumulated and unpaid dividends up to but excluding the date of such liquidation, dissolution, or winding up (the “Liquidation Preference”). Until the holders of Series B Preferred Stock receive the Liquidation Preference with respect to their shares of Series B Preferred Stock in full, no payment will be made on any junior shares, including shares of our common stock.  After the Liquidation Preference is paid in full, holders of the Series B Preferred Stock will not be entitled to receive any further distribution of our assets.  (For the avoidance of doubt, neither the voluntary sale of all or substantially all of our assets, nor a merger involving the Company, shall be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the Company.) As of October 31, 2025, the issued and outstanding shares of Series B Preferred Stock had an aggregate Liquidation Preference of $64.0 million.

Conversion Rights.  Each share of Series B Preferred Stock may be converted at any time, at the option of the holder, into 0.0197 shares of our common stock (which is equivalent to a conversion price of $50,760.00 per share) plus cash in lieu of fractional shares. The conversion rate is subject to adjustment upon the occurrence of certain events, as described in the Series B Certificate of Designation.  The conversion rate is not adjusted for accumulated and unpaid dividends. If converted, holders of Series B Preferred Stock do not receive a cash payment for all accumulated and unpaid dividends; rather, all accumulated and unpaid dividends are canceled.

We may, at our option, cause shares of Series B Preferred Stock to be automatically converted into that number of shares of our common stock that are issuable at the then-prevailing conversion rate. We may exercise our conversion right only if the closing price of our common stock exceeds 150% of the then-prevailing conversion price ($50,760.00 per share as of October 31, 2025) for 20 trading days during any consecutive 30 trading day period, as described in the Series B Certificate of Designation.

If the holders of Series B Preferred Stock elect to convert their shares in connection with certain “fundamental changes” (as defined in the Series B Certificate of Designation and described below), we will in certain circumstances increase the conversion rate by a number of additional shares of common stock upon conversion or, in lieu thereof, we may in certain circumstances elect to adjust the conversion rate and related conversion obligation so that shares of Series B Preferred Stock are converted into shares of the acquiring or surviving company, in each case as described in the Series B Certificate of Designation.

The adjustment of the conversion price is to prevent dilution of the interests of the holders of the Series B Preferred Stock from certain dilutive transactions with holders of our common stock.

Redemption. We do not have the option to redeem the Series B Preferred Stock. However, holders of the Series B Preferred Stock can require us to redeem all or a portion of their shares of Series B Preferred Stock at a redemption price equal to the Liquidation Preference of the shares to be redeemed in the case of a “fundamental change” (as further described in the Series B Certificate of Designation).  A fundamental change will be deemed to have occurred if any of the following occurs:

●	any “person” or “group” is or becomes the beneficial owner, directly or indirectly, of 50% or more of the total voting power of all classes of our capital stock then outstanding and normally entitled to vote in the election of directors;
●	during any period of two consecutive years, individuals who at the beginning of such period constituted the board of directors of the Company (together with any new directors whose election to our board of directors or whose nomination for election by the stockholders was approved by a vote of 66 2/3% of our directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the directors of the Company then in office;
●	the termination of trading of our common stock on The Nasdaq Stock Market and our common stock is not approved for trading or quoted on any other U.S. securities exchange or established over-the-counter trading market in the U.S.; or
●	we (i) consolidate with or merge with or into another person or another person merges with or into our Company or (ii) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company and certain of its subsidiaries, taken as a whole, to another person and, in the case of any such merger or consolidation described in clause (i), the securities that are outstanding immediately prior to such transaction (and which represent 100% of the aggregate voting power of our voting stock) are changed into or exchanged for cash, securities or property, unless pursuant to the transaction such securities are changed into or exchanged for securities of the surviving person that represent, immediately after such transaction, at least a majority of the aggregate voting power of the voting stock of the surviving person.

Notwithstanding the foregoing, holders of shares of Series B Preferred Stock will not have the right to require us to redeem their shares if:

●	the last reported sale price of shares of our common stock for any five trading days within the 10 consecutive trading days ending immediately before the later of the fundamental change or its announcement equaled or exceeded 105% of the conversion price of the Series B Preferred Stock immediately before the fundamental change or announcement;

●	at least 90% of the consideration (excluding cash payments for fractional shares and in respect of dissenters’ appraisal rights) in the transaction or transactions constituting the fundamental change consists of shares of capital stock traded on a U.S. national securities exchange or quoted on The Nasdaq Stock Market, or which will be so traded or quoted when issued or exchanged in connection with a fundamental change, and as a result of the transaction or transactions, shares of Series B Preferred Stock become convertible into such publicly traded securities; or
●	in the case of a merger or consolidation constituting a fundamental change (as described in the fourth bullet above), the transaction is affected solely to change our jurisdiction of incorporation.

Moreover, we will not be required to redeem any Series B Preferred Stock upon the occurrence of a fundamental change if a third party makes an offer to purchase the Series B Preferred Stock in the manner, at the price, at the times and otherwise in compliance with the requirements set forth above and such third party purchases all shares of Series B Preferred Stock validly tendered and not withdrawn.

We may, at our option, elect to pay the redemption price in cash, in shares of our common stock valued at a discount of 5% from the market price of shares of our common stock, or in any combination thereof.  Notwithstanding the foregoing, we may only pay such redemption price in shares of our common stock that are registered under the Securities Act and eligible for immediate sale in the public market by non-affiliates of our Company.

Voting Rights. Holders of Series B Preferred Stock currently have no voting rights; however, holders may receive certain voting rights, as described in the Series B Certificate of Designation, if (a) dividends on any shares of Series B Preferred Stock, or any other class or series of stock ranking on parity with the Series B Preferred Stock with respect to the payment of dividends, shall be in arrears for dividend periods, whether or not consecutive, containing in the aggregate a number of days equivalent to six calendar quarters or (b) we fail to pay the redemption price, plus accrued and unpaid dividends, if any, on the redemption date for shares of Series B Preferred Stock following a fundamental change. In each such event, the holders of Series B Preferred Stock (voting separately as a class with all other classes or series of stock ranking on parity with the Series B Preferred Stock with respect to the payment of dividends and upon which like voting rights have been conferred and are exercisable) will be entitled to elect two directors to the Company’s board of directors in addition to those directors already serving on the Company’s board of directors at such time (the “Series B Directors”), at the next annual meeting of the Company’s stockholders (or at a special meeting of the Company’s stockholders called for such purpose, whichever is earlier). The right to elect the Series B Directors will continue for each subsequent annual meeting of the Company’s stockholders until all dividends accumulated on the shares of Series B Preferred Stock have been fully paid or set aside for payment or the Company pays in full or sets aside for payment such redemption price, plus accrued but unpaid dividends, if any, on the redemption date for the shares of Series B Preferred Stock following a fundamental change. The term of office of any Series B Directors will terminate immediately upon the termination of the right of holders of Series B Preferred Stock to elect such Series B Directors, as described in this paragraph. Each holder of Series B Preferred Stock will have one vote for each share of Series B Preferred Stock held in the election of Series B Directors. We previously failed to make timely payment of the accrued dividends on the Series B Preferred Stock with respect to the May 15, 2019 and August 15, 2019 dividend payment dates. Such amounts were fully paid on or about November 15, 2019.

So long as any shares of Series B Preferred Stock remain outstanding, we will not, without the consent of the holders of at least two-thirds of the shares of Series B Preferred Stock outstanding at the time (voting separately as a class with all other series of preferred stock, if any, on parity with our Series B Preferred Stock upon which like voting rights have been conferred and are exercisable) issue or increase the authorized amount of any class or series of shares ranking senior to the outstanding shares of the Series B Preferred Stock as to dividends or upon liquidation. In addition, we will not, subject to certain conditions, amend, alter or repeal provisions of our Certificate of Incorporation, including the Series B Certificate of Designation, whether by merger, consolidation or otherwise, so as to adversely amend, alter or affect any power, preference or special right of the outstanding shares of Series B Preferred Stock or the holders thereof without the affirmative vote of not less than two-thirds of the issued and outstanding shares of Series B Preferred Stock.

Anti-Takeover Provisions

Provisions of our Certificate of Incorporation and By-laws

A number of provisions of our Certificate of Incorporation and By-laws concern matters of corporate governance and the rights of stockholders. Some of these provisions, including, but not limited to, the inability of stockholders to take action by unanimous written consent, certain advance notice requirements for stockholder proposals and director nominations, supermajority voting provisions requiring the affirmative vote of eighty percent of the votes entitled to be cast by the stockholders to amend or repeal voting rights provisions (e.g., provisions giving holders of our common stock one vote per share, provisions prohibiting stockholders from taking action without a meeting, and the supermajority voting provisions), the filling of vacancies on the board of directors by the affirmative vote of a majority of the remaining directors, and the ability of the board of directors to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof without further stockholder action, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the board of directors, including takeovers which stockholders may deem to be in their best interests. If takeover attempts are discouraged, temporary fluctuations in the market price of shares of our common stock, which may result from actual or rumored takeover attempts, may be inhibited. These provisions, together with the ability of the board of directors to issue preferred stock without further stockholder action, could also delay or frustrate the removal of incumbent directors or the assumption of control by our stockholders, even if the removal or assumption would be beneficial to our stockholders. These provisions could also discourage or inhibit a merger, tender offer or proxy contest, even if favorable to the interests of stockholders, and could depress the market price of our common stock. The board of directors believes these provisions are appropriate to protect our interests and the interests of our stockholders. The board of directors has no present plans to adopt any further measures or devices which may be deemed to have an “anti-takeover effect.”

Delaware Anti-Takeover Provisions

We are subject to Section 203 of the DGCL, which prohibits a publicly-held Delaware corporation from engaging in a “business combination,” except under certain circumstances, with an “interested stockholder” for a period of three years following the date such person became an “interested stockholder” unless:

●	before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the interested stockholder becoming an interested stockholder;
●	upon the consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares held by directors who are also officers of the corporation and shares held by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
●	at or following the time such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders (and not by written consent) by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

The term “interested stockholder” generally is defined as a person who, together with affiliates and associates, owns, or, within the three years prior to the determination of interested stockholder status, owned, 15% or more of a corporation’s outstanding voting stock. The term “business combination” includes mergers, asset or stock sales and other similar transactions resulting in a financial benefit to an interested stockholder. Section 203 makes it more difficult for an “interested stockholder” to effect various business combinations with a corporation for a three-year period. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of our common stock held by stockholders. A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or any amendment thereto. Our Certificate of Incorporation does not contain any such exclusion.